EXHIBIT 99

Magna Announces Third Quarter Results

  Sales of $9.3 billion decreased 3%, compared to global light vehicle production down 3%
      º Labour strike at General Motors (“GM strike”) reduced third quarter sales
  Excluding foreign currency translation and divestitures net of acquisitions, sales up 2%
  Returned $451 million to shareholders through share repurchases and dividends
  2019 Outlook reduced largely to reflect estimated impact of GM strike and higher launch costs
  Recorded non-cash impairment charges of $537 million after income taxes and loss attributable to non-controlling interests related to investment in Getrag’s equity accounted joint ventures

AURORA, Ontario, Nov. 08, 2019 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2019. Please click HERE for full third quarter Financial Statements and MD&A.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2019	2018	2019	2018
Reported
Sales	$9,319	$9,618	$30,036	$30,690

(Loss) income from operations before income taxes	$(319)	$674	$1,644	$2,344

Net (loss) income attributable to Magna International Inc.	$(233)	$554	$1,325	$1,840

Diluted (loss) earnings per share	$(0.75)	$1.62	$4.15	$5.22

Non-GAAP Financial Measures(1)
Adjusted EBIT	$558	$699	$1,955	$2,377

Adjusted diluted earnings per share	$1.41	$1.56	$4.63	$5.08

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT, Adjusted diluted earnings per share and Adjusted EBIT as a percentage of sales are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

THREE MONTHS ENDED SEPTEMBER 30, 2019

Overall, our Adjusted EBIT came in slightly below our expectations in the third quarter of 2019, as we were negatively impacted by the GM strike.  Excluding the impact of the strike, our consolidated Adjusted EBIT was relatively in line with our expectations, with higher than expected launch and warranty costs being largely offset by favourable commercial settlements.

On a consolidated basis, we posted sales of $9.32 billion for the third quarter of 2019, a decrease of 3% from the third quarter of 2018, compared to global light vehicle production that also decreased 3%.  Excluding the impact of foreign currency translation and divestitures net of acquisitions, sales increased 2%, and by segment: Complete Vehicles, Power & Vision and Seating increased 14%, 4% and 3%, respectively, while Body Exteriors & Structures decreased 3%. The GM strike reduced our third quarter sales.

Adjusted EBIT decreased 20% to $558 million in the third quarter of 2019 resulting in an adjusted EBIT as a percentage of sales of 6.0% compared to 7.3% last year.  Excluding the impact of the GM strike, the lower Adjusted EBIT as a percentage of sales is mainly due to lower margins in our:

  Power & Vision segment, largely driven by higher engineering and other costs in our ADAS business, and lower equity income, partially offset by the disposition of our Fluid Pressures & Controls business; and
  Seating segment, primarily as a result of lower sales at a number of facilities, higher commodity costs, launch costs and operational inefficiencies at a new facility, partially offset by favourable commercial settlements.

(Loss) income from operations before income taxes was $(319) million for the third quarter of 2019 compared to $674 million in the third quarter of 2018.  Included in loss from operations before income taxes in the third quarter of 2019 were Other expense, net items totaling $859 million substantially comprised of non-cash impairment of assets and net losses on the revaluation of our investments. Income from operations before income taxes in the third quarter of 2018 included Other expense of $2 million.  Excluding Other expense, net from both periods, income from operations before income taxes decreased $136 million in the third quarter of 2019 compared to the third quarter of 2018.

Net (loss) income attributable to Magna International Inc. was $(233) million for the third quarter of 2019 compared to $554 million in the third quarter of 2018.  Included in net loss attributable to Magna International Inc. in the third quarter of 2019 were Other expense, net items totaling $671 million after tax.  Net income attributable to Magna International Inc. in the third quarter of 2018 included Other income, net items totaling $19 million after tax.  Excluding Other expense (income), net from both periods, net income attributable to Magna International Inc. decreased $97 million in the third quarter of 2019 compared to the third quarter of 2018.

Diluted (loss) earnings per share decreased to $(0.75) in the third quarter of 2019, compared to $1.62 in the comparable period.  Adjusted diluted earnings per share decreased 10% to $1.41 compared to $1.56 for the third quarter of 2018.

In the third quarter of 2019, we generated cash from operations before changes in operating assets and liabilities of $846 million and invested $96 million in operating assets and liabilities.  Investment activities for the third quarter of 2019 were $432 million, including $349 million in fixed asset additions and an $83 million increase in investments, other assets and intangible assets.

“While we recorded significant non-cash impairment charges this past quarter related to our investment in Getrag’s equity accounted joint ventures, we expect further strong growth in Getrag’s wholly-owned operations. For example we recently announced a business award from BMW, the largest production order for transmission technologies in Magna’s history for dual-clutch transmissions, including hybrid variants.”

- Don Walker, Magna’s Chief Executive Officer

NINE MONTHS ENDED SEPTEMBER 30, 2019

We posted sales of $30.04 billion for the nine months ended September 30, 2019, a decrease of 2% from the nine months ended September 30, 2018, which compares favourably with global light vehicle production which decreased 5% in the first nine months of 2019 compared to the first nine months of 2018. Excluding the impact of foreign currency translation and divestitures net of acquisitions, sales increased 3% and by segment: Complete Vehicles increased 29%, Seating increased 3%, Power & Vision increased 1% and Body Exteriors & Structures decreased 3%, in each case compared to the nine months ended June 30, 2018.

Income from operations before income taxes for the nine months ended September 30, 2019 was $1.64 billion compared to $2.34 billion in the comparable nine months of 2018.  Included in income from operations before income taxes in the nine months ended September 30, 2019 were Other expense, net items totaling $248 million mainly comprised of non-cash impairment of assets partially offset by a gain on the sale of our Fluid Pressure & Controls business. Income from operations before income taxes in the nine months ended September 30, 2018 included Other income, net items totaling $34 million.  Excluding Other expense (income), net from both periods, income from operations before income taxes decreased $418 million in the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018.

Net income attributable to Magna International Inc. was $1.33 billion for the nine months ended September 30, 2019 compared to $1.84 billion in the comparable nine months of 2018.  Included in net income attributable to Magna International Inc. in the nine months ended September 30, 2019 were Other expense, net items totaling $153 million after tax.  Net income attributable to Magna International Inc. in the nine months ended September 30, 2018 included Other income, net items totaling $52 million after tax. Excluding Other expense (income), net from both periods, net income attributable to Magna International Inc. decreased $310 million in the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018.

During the nine months ended September 30, 2019, Adjusted EBIT decreased 18% to $1.96 billion, and Adjusted diluted earnings per share decreased 9% to $4.63, each compared to the nine months ended September 30, 2018.

During the nine months ended September 30, 2019, we generated cash from operations before changes in operating assets and liabilities of $2.66 billion, and invested $390 million in operating assets and liabilities. Total investment activities for the first nine months of 2019 were $1.35 billion, including $928 million in fixed asset additions, $152 million in acquisitions, and $272 million in investments, other assets and intangible assets.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three and nine months ended September 30, 2019, we paid dividends of $109 million and $338 million, respectively.  In addition, we repurchased 6.8 million shares for $342 million and 21 million shares for $1.04 billion, respectively, for the three and nine months ended September 30, 2019.

Our Board of Directors declared a quarterly dividend of $0.365 with respect to our outstanding Common Shares for the quarter ended September 30, 2019. This dividend is payable on December 6, 2019 to shareholders of record on November 22, 2019.

OTHER MATTERS

Subject to the approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid ("NCIB") to purchase up to 30.3 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on or about November 15, 2019 and will terminate one year later.

“All things considered, our third quarter earnings were relatively in line with our expectations. However, we have made some adjustments to our Outlook largely to reflect estimated lost volume related to the GM strike and higher launch costs. Importantly, our expectations for free cash flow of $1.9-$2.1 billion for this year are unchanged.”

- Vince Galifi, Magna’s Chief Financial Officer

SEGMENT SUMMARY

($Millions unless otherwise noted)	For the three months ended September 30,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change
Body Exteriors & Structures	$3,984	$4,180	$(196)	$306	$326	$(20)
Power & Vision	2,696	2,947	(251)	167	259	(92)
Seating Systems	1,266	1,219	47	56	69	(13)
Complete Vehicles	1,516	1,391	125	29	24	5
Corporate and Other	(143)	(119)	(24)	—	21	(21)
Total Reportable Segments	$9,319	$9,618	$(299)	$558	$699	$(141)

	For the three months ended September 30,
				Adjusted EBIT as a percentage of sales
				2019	2018	Change
Body Exteriors & Structures				7.7%	7.8%	(0.1)%
Power & Vision				6.2%	8.8%	(2.6)%
Seating Systems				4.4%	5.7%	(1.3)%
Complete Vehicles				1.9%	1.7%	0.2%
Consolidated Average				6.0%	7.3%	(1.3)%

($Millions unless otherwise noted)	For the nine months ended September 30,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change
Body Exteriors & Structures	$12,535	$13,350	$(815)	$1,010	$1,057	$(47)
Power & Vision	8,587	9,334	(747)	584	917	(333)
Seating Systems	4,151	4,113	38	233	316	(83)
Complete Vehicles	5,246	4,331	915	100	44	56
Corporate and Other	(483)	(438)	(45)	28	43	(15)
Total Reportable Segments	$30,036	$30,690	$(654)	$1,955	$2,377	$(422)

	For the nine months ended September 30,
	Adjusted EBIT as a percentage of sales
	2019	2018	Change
Body Exteriors & Structures	8.1%	7.9%	0.2%
Power & Vision	6.8%	9.8%	(3.0)%
Seating Systems	5.6%	7.7%	(2.1)%
Complete Vehicles	1.9%	1.0%	0.9%

Consolidated Average	6.5%	7.7%	(1.2)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

UPDATED 2019 OUTLOOK

	Current	Previous
Light Vehicle Production (Units)
North America	16.3 million	16.6 million
Europe	21.4 million	21.4 million

Segment Sales
Body Exteriors & Structures	$16.2 - $16.6 billion	$16.3 - $17.1 billion
Power & Vision	$11.1 - $11.4 billion	$11.0 - $11.6 billion
Seating Systems	$5.4 - $5.6 billion	$5.4 - $5.8 billion
Complete Vehicles	$6.6 - $6.8 billion	$6.8 - $7.2 billion

Total Sales	$38.7 - $39.8 billion	$38.9 - $41.1 billion

Adjusted EBIT Margin(2)	6.3% - 6.5%	6.6% - 6.9%

Equity Income (included in EBIT)	$145 - $175 million	$150 - $195 million

Interest Expense, net	Approximately $85 million	Approximately $90 million

Income Tax Rate(3)	Approximately 23%	Approximately 24%

Net Income attributable to Magna	$1.8 - $1.9 billion	$1.9 - $2.1 billion

Capital Spending	Approximately $1.6 billion	Approximately $1.6 billion

(2) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales (3) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

In this 2019 outlook, we have assumed:

  2019 light vehicle production volumes (as set out above);
  no material unannounced acquisitions or divestitures; and
  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency as follows:
     - 1 Canadian dollar equals U.S. dollars    0.754
     - 1 euro equals U.S. dollars                      1.120

Our updated 2019 outlook reflects our estimate of the impact of the GM strike for the third and fourth quarters.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended September 30,
	2019	2018

Net (loss) Income	$(364)	$560
Add:
Interest expense, net	18	23
Other expense, net	859	2
Income taxes	45	114
Adjusted EBIT	$558	$699

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended September 30,
	2019	2018

Sales	$9,319	$9,618
Adjusted EBIT	$558	$699
Adjusted EBIT as a percentage of sales	6.0%	7.3%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended September 30,
	2019	2018

Net (loss) income attributable to Magna International Inc.	$(233)	$554
Add:
Other expense, net	859	2
Tax effect on Other expense, net	(61)	—
Loss attributable to non-controlling interests related
to Other expense, net	(127)	—
Reassessment of deferred tax balances	—	(21)
Adjusted net income attributable to Magna International Inc.	$438	$535
Diluted weighted average number of Common Shares outstanding during the year (millions):	310.7	343.0
Adjusted diluted earnings per share	$1.41	$1.56

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the nine months ended September 30,
	2019	2018

Net Income	$1,187	$1,865
Add:
Interest expense, net	63	67
Other expense (income), net	248	(34)
Income taxes	457	479
Adjusted EBIT	$1,955	$2,377

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the nine months ended September 30,
	2019	2018

Sales	$30,036	$30,690
Adjusted EBIT	$1,955	$2,377
Adjusted EBIT as a percentage of sales	6.5%	7.7%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the nine months ended September 30,
	2019	2018

Net income attributable to Magna International Inc.	$1,325	$1,840
Add:
Other expense (income), net	248	(34)
Tax effect on Other expense (income), net	32	3
Loss attributable to non-controlling interests related		—
to Other expense (income), net	(127)	—
Reassessment of deferred tax balances	—	(21)
Adjusted net income attributable to Magna International Inc.	$1,478	$1,788
Diluted weighted average number of Common Shares outstanding during the year (millions):	319.1	352.3
Adjusted diluted earnings per share	$4.63	$5.08

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2019 results on Friday, November 8, 2019 at 8:00 a.m. ET. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-920-3395. International callers should use 1-416-981-9005. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday prior to the call.

TAGS
Quarterly earnings, financial results

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Director of Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (4)
We are a mobility technology company. We have over 166,000 entrepreneurial-minded employees and 346 manufacturing operations and 92 product development, engineering and sales centres in 28 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

 (4)  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") and are intended to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements relating to:

  Expected growth in our Getrag operations;
  Magna’s forecast of light vehicle production in North America and Europe;
  Expected total sales, based on such light vehicle production, including expected split by reporting segment;
  Adjusted EBIT margin;
  Free cash flow expectations;

  Equity income;
  Interest expense, net;
  Income tax rate;
  Net income attributable to Magna;
  Capital spending; and
  Future returns of capital to our shareholders, including through dividends and share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;

Customer and Supplier Related Risks
  concentration of sales with six customers;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base;
  OEM consolidation;

Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  supply disruptions;
  climate change risks;
  attraction/retention of skilled labour;

IT Security Risk
  IT/Cybersecurity breach;

Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity costs;
  declines in scrap steel prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;

Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;

Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.